DANIEL H. LUCIANO

ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND	TELEPHONE 908-832-5546
NEW JERSEY BARS	FACSIMILE 908-832-9601

March 15, 2016

Securities and Exchange Commission

Washington, DC 20548

Attention: Laura Nicholson

Re:	Unleashed Inc.
Registration Statement on Form S-1
Filed February 8, 2016
File No. 333-209429

Dear Ms. Nicholson:

On behalf of my client, Unleashed Inc. (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2016, (collectively, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated March 4, 2016 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1. please provide us with copies of all written communications, as defined in rule 405 under the securities act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on section 5(d) of the securities act, whether or not they retain copies of the communications.

Company Response. In response to this comment, the Company intends to present to investors a copy of the prospectus contained in the Registration Statement and the Subscription Agreement. No other written material will be presented to investors.

Unleashed Inc.

Securities and Exchange Commission

Offering Summary, page 5

The Company, page 5

2. We note your disclosure that you “will require additional financing, including the equity funding sought in this prospectus.” Please disclose in this section the amount of financing you require to meet your business goals, as described on page 8. In this regard we note your disclosure in this section that you require a minimum of $52,000 to meet your financial obligations.

Company Response. In response to this comment, please see the revised text on Page 5 of the Amendment.

The Offering, page 6

3. Please disclose here that you intend to offer paper stock certificates and briefly summarize the additional liquidity risks to potential purchasers associated with owning paper stock certificates. In addition, please clarify here and on your prospectus cover page that you reserve the right to terminate the offering at any time even before you have sold the 50,000,000 shares of common stock and prior to twelve months from the date of effectiveness of the registration statement.

Company Response. In response to the comment regarding paper certificates, please see inserted text on page 6 (The Offering) and page 17 (Risk Factors) of the Amendment. In addition, regarding your comment concerning termination of the Offering, please see inserted text on page 3 (Prospectus Summary) and page 6 (The Offering-Offering Price) of the Amendment.

Use of Proceeds, page 18

4. We note your disclosure on page 15 that management “will have broad discretion over the use of proceeds [you] receive in this offering and might not apply the proceeds in ways that increase the value of [your] investment.” Please revise this section to disclose, if true, that you reserve the right to change the use of proceeds. In addition, please discuss the contingencies that may cause management to change the use of proceeds, and the alternatives to the use of proceeds should the specified contingencies occur. Refer to Instruction 7 of Item 504 of Regulation S-K.

Company Response. In response to this comment, please see revised text on page 18 (Use of Proceeds) and page 17 (Risk Factors) of the Amendment.

Report of Independent Registered Public Accounting Firm, page 30

5. Please consider revising the introductory paragraph to clarify that your auditors have audited the accompanying balance sheet at March 31, 2015 and the related statement of operations, changes in stockholders’ equity and cash flows for the period of inception, March 5, 2015, to March 31, 2015. The opinion paragraph should also be revised to reflect this stub period ended March 31, 2015.

Company Response. Please see the revised Audit Report on page 30 of the Amendment.

Unleashed Inc.

Securities and Exchange Commission

Management Discussion and Analysis of Financial Condition and Results of Operations, page 46

Our Plan of the Next 12 Months, page 46

Facility and Materials, page 46

6. We note your disclosure on page 46 that you intend to begin leasing a warehouse facility in early 2016 if you are able to raise sufficient funds. Please disclose where this warehouse will be located.

Company Response. In response to this comment, please see the inserted text on page 46 of the Amendment.

Certain Relationships and Related Transactions, page 56

7. We note your disclosure on page 38 which references “additional loans from Mr. Ridding.” If you have received loans from Mr. Ridding, please disclose such loans pursuant to Item 404 of Regulation S-K or tell us why you believe it is unnecessary to disclose such outstanding loans.

Company Response. In response to this comment, please see the revised text on page 38 (Note 6 of the Notes to Financial Statements) of the Amendment to reflect that the Company has not yet received loans from Mr. Ridding.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

8. We note that the consent references your auditors’ report dated February 5, 2016. However, the auditors’ report in your Form S-1 is dated February 8, 2016. Please revise to correct the discrepancy in the date, as appropriate.

Company Response. In response to this comment, please see revised Consent contained as Exhibit 23.1 of the Amendment.

Unleashed Inc.

Securities and Exchange Commission

Age of Financial Statements

9. Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, in the next amendment, please include interim financial statements and related financial information such as, but not limited to, MD&A, for the nine months ended December 31, 2015, along with MD&A.

Company Response. In response to this comment, we included the requested interim financial statements and information in the Amendment.

Please advise the undersigned as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment. You can contact the undersigned at (908) 832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

/s/ Daniel H. Luciano
Daniel H. Luciano